16988

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02024332

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ....**December 31**.., 20...**01**....

CANON INC.
(Translation of registrant's name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.....Form 40-F...................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...................No.....X.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...................



March 4, 2002

TO OUR SHAREHOLDERS

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo

Fujio Mitarai
President and C.E.O.

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 101ST BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 101st business term of the Company will be held as described below and that you are requested to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials, please indicate your consent/dissent and affix your seal on the enclosed Card for Exercise of Voting Rights, and return it to us.

1. DATE AND HOUR: March 28 (Thursday), 2002 at 10:00 a.m.

2. PLACE: Head Office of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map on page 13.)

3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING

Matters to be Reported:

Reports on the Business Report, Balance Sheets and Statements of Income and Retained Earnings for the 101st business term (from January 1, 2001 to December 31, 2001).

Matters to be Resolved upon:

Propositions:
Item No.1 - Approval of the Proposal of Profit Appropriation for the 101st business term

Item No.2 - Partial Amendment of the Articles of Incorporation
Gist of this item is set forth in the "Reference materials for exercise of voting rights" hereafter.

(The enclosed "Report for the 101st Business Term," from page 18 to page 47, is the accompanying document relating to Matters to be Reported and Item No.1 of the Propositions.)

Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Number of voting rights held by all shareholders:

869,309 voting rights

2. Propositions and Reference Matters

Item No.1: Approval of the Proposal of Profit Appropriation for the 101st business term

Considering further reinforcement of the business organization and the development of the business operation in the future, the Proposal of Profit Appropriation for the 101st business term is intended to be as described in the enclosed "Report for the 101st Business Term (page 43)."

Regarding the dividends, in order to respond to the continuing support from our shareholders, it is intended to be 14.50 yen per share, which is an increase by 2.00 yen compared to the dividend for the previous term.

Since we have already paid an interim dividend of 10.50 yen per share, together with the above dividend, the dividend for the entire business term will be 25.00 yen total per share, an increase of 4.00 yen compared to the dividend for the previous entire business term.

As for the bonus for Directors, it is intended to be 130,600,000 yen.

In addition, you are requested to approve that, under the provision of tax law, Reserve for deferral of capital gain on property should be reversed and the Reserve for special depreciation should be reversed and accumulated.

Item No.2: Partial Amendment of the Articles of Incorporation

1. Reason and purpose of amendment
   (1) In order to prepare for future development of business operations, business objectives are added to Article 2.

   (2) Due to (i) the abolition of the par-value share system, (ii) abolition of the unit-share [tanikabu] system and establishment of the unit-share [tangenkabu] system, (iii) abolition of "Law for Special Exceptions to the Commercial Code concerning the Procedure for

the Retirement of Shares," and (iv) the changes in the provisions of the Commercial Code relating to the standard of quorum of the shareholders meeting pursuant to "The Law to Revise Part of the Commercial Code, etc." effective as of October 1, 2001 (Law No.79, 2001), the required amendments shall be carried out as follows:

a. Regarding Article 6, delete the provisions regarding par-value shares and non par-value shares, provide that 1,000 shares shall constitute one unit [tangen], and insert a provision to the effect that less-than-one-unit [tangen] share certificates will not be issued. (Related to (i) and (ii) above)

b. Change "less-than-one-unit [tani] shares" to "less-than-one-unit [tangen] shares" in Article 7 and Article 8. (Related to (ii) above)

c. Delete Article 10, which was stipulated pursuant to the old Special Law on Share Retirement, and change the number of each provision starting from Article 11. (Related to (iii) above)

d. Amend the language of Article 16 and Article 25 (new Article 15 and new Article 24) in line with the revised Commercial Code. (Related to (iv) above)

2. Substance of Amendment
The substance of the amendment is as follows:
(The amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendment
Chapter I. General Provisions	**Chapter I. General Provisions**
Article 1. (Text omitted)	Article 1. (Same as present text)
(Objects) Article 2. The objects of the Company shall be to engage in the following business:	(Objects) Article 2. The objects of the Company shall be to engage in the following business:
(1) Manufacture and sale of optical machineries and instruments of various kinds.	(1) Manufacture and sale of optical machineries and instruments of various kinds.
(2) Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.	(2) Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.
(3) Manufacture and sale of precision machineries and instruments of various kinds.	(3) Manufacture and sale of precision machineries and instruments of various kinds.
(4) Manufacture and sale of medical machineries and instruments of various kinds.	(4) Manufacture and sale of medical machineries and instruments of various kinds.
(5) Manufacture and sale of general machineries, instruments and equipments of various kinds.	(5) Manufacture and sale of general machineries, instruments and equipments of various kinds.

Current Articles of Incorporation	Proposed Amendment
(6) Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.	(6) Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.
(7) Production and sale of software products.	(7) Production and sale of software products.
(8) Telecommunications business, and information service business such as information processing service business, information providing service business etc.	(8) Telecommunications business, and information service business such as information processing service business, information providing service business etc.
(9) Contracting for telecommunications works, electrical works and machinery and equipment installation works.	(9) Contracting for telecommunications works, electrical works and machinery and equipment installation works.
(10) Sale, purchase and leasing of real properties and contracting for architectural works.	(10) Sale, purchase and leasing of real properties and contracting for architectural works.
(11) Manpower providing business, property leasing business and travel business.	(11) Manpower providing business, property leasing business and travel business.

Current Articles of Incorporation	Proposed Amendment
(new)	(12) Business relative to investigation, analysis of the environment and purification process of soil, water, etc.
(12) Any and all business relative to each of the preceding items.	(13) Any and all business relative to each of the preceding items.
Article 3 to Article 4 (Text Omitted)	Article 3 to Article 4 (Same as present text)
Chapter II. Shares	**Chapter II. Shares**
Article 5 (Text Omitted)	Article 5 (Same as present text)
(Shares to be issued and number of shares to constitute one unit)	(Number of shares to constitute one unit)
Article 6. The Company may issue par value shares or non-par value shares or both.	Article 6. (delete)
2. The Company may, by resolution of the Board of Directors, convert par value shares into non-par value shares or non-par value shares into par value shares.	(delete)
3. The par value of each share to be issued by the Company shall be 50 yen per share.	(delete)

Current Articles of Incorporation	Proposed Amendment
4. One thousand (1,000) shares of the Company shall constitute one unit of shares.	One thousand (1,000) shares of the Company shall constitute one unit of shares.
(new)	2. The Company will not issue stock certificates as to shares of less-than-one-unit, unless the Company deems it necessary for the shareholder.
(Transfer agent) Article 7. The Company shall have a transfer agent with respect to its shares.	(Transfer agent) Article 7. The Company shall have a transfer agent with respect to its shares.
2. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors and a public notice shall be given of such matters.	2. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors and a public notice shall be given of such matters.
3. The register of shareholders of the Company (including the beneficial owners list; hereinafter the same shall apply) shall be kept at the transfer agent's place of handling business and the business relating to	3. The register of shareholders of the Company (including the beneficial owners list; hereinafter the same shall apply) shall be kept at the transfer agent's place of handling business and the business relating to

Current Articles of Incorporation	Proposed Amendment
shares, such as transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notification, purchase of less-than-one-unit shares, etc. shall be caused to be handled by the transfer agent and shall not be handled by the Company.	shares, such as transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notification, purchase of less-than-one-unit shares, etc. shall be caused to be handled by the transfer agent and shall not be handled by the Company.
(Regulations for handling of shares) Article 8. The denomination of share certificates of the Company, transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, purchase of less-than-one-unit shares and other procedures and fees relating to shares	(Regulations for handling of shares) Article 8. The denomination of share certificates of the Company, transfer of shares on the register of shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notifications, purchase of less-than-one-unit shares and other procedures and fees relating to shares

Current Articles of Incorporation	Proposed Amendment
shall be governed by the regulations for handling of shares to be established by the Board of Directors.	shall be governed by the regulations for handling of shares to be established by the Board of Directors.
Article 9 (Text Omitted)	Article 9 (Same as present text)
(Acquisition of its own shares by the resolution of the Board of Directors) Article 10. The Company may acquire its own shares to retire them by the resolution of the Board of Directors up to eighty-six million (86,000,000) shares.	(delete)
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
Article 11 to Article 14 (Text Omitted)	Article 10 to Article 13 (Same as present text)
Chapter IV. Director and Board of Directors	**Chapter IV. Director and Board of Directors**
Article 15 (Text Omitted)	Article 14 (Same as present text)
(Method of election) Article 16. The Directors shall be elected at a general meeting of shareholders where the shareholders holding shares	(Method of election) Article 15. The Directors shall be elected at a general meeting of shareholders where the shareholders holding one-third

Current Articles of Incorporation	Proposed Amendment
representing one-third or more of the total number of voting shares issued and outstanding are present.	or more of the voting rights of all shareholders are present.
2. The election of Directors shall not be made by cumulative voting.	2. The election of Directors shall not be made by cumulative voting.
Article 17 to Article 23 (Text Omitted)	Article 16 to Article 22 (Same as present text)
Chapter V. Corporate Auditor and Board of Corporate Auditors	**Chapter V. Corporate Auditor and Board of Corporate Auditors**
Article 24 (Text Omitted)	Article 23 (Same as present text)
(Method of election) Article 25. The Corporate Auditors shall be elected at a general meeting of shareholders where the shareholders holding shares representing one-third or more of the total number of voting shares issued and outstanding are present.	(Method of election) Article 24. The Corporate Auditors shall be elected at a general meeting of shareholders where the shareholders holding one-third or more of the voting rights of all shareholders are present.
Article 26 to Article 31 (Text Omitted)	Article 25 to Article 30 (Same as present text)

Current Articles of Incorporation	Proposed Amendment
Chapter VI. Accounting	Chapter VI. Accounting
Article 32 to Article 35 (Text Omitted)	Article 31 to Article 34 (Same as present text)
Supplementary Provisions Article 36 (Text Omitted)	Supplementary Provisions Article 35 (Same as present text)

Note: Regarding the underlined word "unit" in Articles 6 through 8:

The Japanese terminology has been changed from "tani" to "tangen," however, the English translation corresponding to both words is "unit."

The map of the place of the General Meeting of Shareholders



To Hirama
Tamagawa River
Gas Bashi Bridge
The place of the Meeting
[Entrance]
Canon Inc.
Head Office
Hakuyosha
Co. Ltd.
Canon Inc.
Head Office Annex
Post Office
Mekama
Hospital
Flower
shop
Toyoda-ya
Tamagawa Line
McDonalds
Shimomaruko
Station
To Kamata
To
Tamagawa
Kampachi Blvd.
Ohta-kumin Plaza

Place: Head Office of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station: About 10 minutes walk from the Shimomaruko Station of the Tamagawa Line of Tokyo Electric Express Railway, Ltd.



Report for the 101st Business Term

From January 1, 2001 to December 31, 2001

CANON INC.

Table of Contents

To Our Shareholders 17

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 101st business term)

Business Report 18

Balance Sheets 38

Statements of Income and Retained Earnings 40

Proposal of Profit Appropriation 43

Audit Report of Accounting Auditors 44
(Certified Copy)

Audit Report of Board of Corporate Auditors 46
(Certified Copy)

(For Reference)
Consolidated Results 48

Information on Shares 50

*The products mentioned in this report may have different names in other areas.

To Our Shareholders

It is a great pleasure to present our report for the 101st business term, from January 1, 2001, through December 31, 2001.

During the term concerned, the global economy confronted a rigorous market environment marked by substantial deceleration due to the impact of the slump in information technology since the autumn of 2000 in combination with the slowdown in economic activities following the concurrent terrorist attacks that broke out in the U.S. Nevertheless, Canon released highly competitive hit products into the market and succeeded in reducing its product cost. These efforts were also bolstered by the depreciation of the yen rate versus European and U.S. currencies, enabling Canon to attain record-high levels of both total sales and ordinary profit. This favorable performance was surely a manifestation of the efficacy of the numerous management reforms and restructuring activities that were carried out during Phase I of the "Excellent Global Corporation Plan (1996 to 2000)."

Regarding dividends, although the interim dividend was 10.50 yen per share, in appreciation for the ongoing support of our shareholders, we intend to propose the distribution of a year-end dividend of 14.50 yen (25 yen total per share for the entire business term, representing a 4-yen increase versus the previous term) during the 101st Ordinary General Meeting of Shareholders.

As the 101st business term corresponded with the initial year of the 21st century, Canon launched Phase II of the "Excellent Global Corporation Plan (2001 to 2005)" with the aim of becoming a truly excellent global corporation. To achieve this aim, we will be implementing diverse measures to further strengthen our management foundation.

We hope that you will extend even greater support and encouragement to Canon in the time to come.

March, 2002

FUJIO MITARAI
President and C.E.O.

BUSINESS REPORT

(from January 1, 2001, to December 31, 2001)

1. General Business Outline

(1) Business Progress and Results

■ General Business Conditions

To summarize the global economy during the 101st business term, amidst the continuing recession in the U.S. resulting from the collapse of the IT (Information Technology) bubble due to excessive investment worldwide, the concurrent outbreak of terrorist attacks in September caused the U.S. economy to abruptly slow down. Influenced by such events, the European economies exhibited a stronger tone of economic decline and Asian economies, with the exception of the Chinese economy, also slowed down. Japan's economy remained in a severe phase of economic recession due to sluggish exports and consumption in addition to a curtailment of private-sector investments in plants and equipment and other factors. In the foreign exchange market, compared with the previous term, the yen rate depreciated versus European and U.S. currencies.

In markets relevant to Canon, the demand for digital products, such as monochrome digital copying machines, digital cameras, and digital video cameras, continued to expand. On the other hand, the trend of decreasing demand for semiconductor production equipment continued under the influence of the global decline in the demand for semiconductors.

Within such a business environment, Canon launched Phase II of the "Excellent Global Corporation Plan (2001 to 2005)" with the aim of becoming a truly excellent global corporation and, during the 101st business term which coincided with the first year of this plan, offered a full lineup of highly competitive products in each of our three operational divisions of Business Machines, Cameras, and Optical Products, endeavored to carry out every feasible type of management reform, and pushed forward with reducing costs and expanding sales. Moreover, we strategically confronted a wide range of issues by, for example, establishing a comprehensive digital photo business that encompasses digital cameras, photo printers, and photo print services; reinforcing our development capacity for key components, such as BubbleJet printheads and CMOS image sensors, and promoting their in-house production; strengthening our technological competence to enhance the product appeal of our semiconductor production equipment; and formulating a comprehensive operational strategy in China.

During this term, particularly for our digital photo business, we successfully released a revolutionary new product that permits the printing of photographs through a direct connection between a digital camera and a BubbleJet printer, without going through a personal computer. Concerning semiconductor production equipment, Canon developed and released the world's most advanced scanning stepper which employs an argon-flouride excimer laser beam as its light source and achieves detailed drawing using a 0.11-micron linewidth.

As a result of the preceding activities, the total sales for this term increased to 1.7074 trillion (a 1.4% increase versus the previous term) and ordinary profit increased to 211.1 billion yen (a 35.4% increase versus the previous term), representing record-high levels in each category. Due to a one-time amortization of unrecognized net pension obligation that resulted from the revision of accounting standards, the net income totaled 39.1 billion yen (a 55.7% decrease versus the previous term)

Change in Sales
100 MILLIONS OF YEN


20,000
15,000
10,000
5,000
0
15,352
15,667
14,823
16,842
17,074
97th
98th
99th
100th
101st

Change in Ordinary Profit and Net Income
100 MILLIONS OF YEN


2,000
1,500
1,000
500
0
Ordinary Profit
Net Income
1,468
861
1,500
819
1,135
591
1,559
884
2,111
391
97th
98th
99th
100th
101st

Business Conditions by Operations

Sales by Operations

Operations	Sales	Increase/Decrease against Previous Term
	100 millions of yen	%
Business Machines	12,876	-2.0
Copying Machines	4,063	1.3
Computer Peripherals	8,131	-3.3
Business Systems	680	-5.8
Cameras	2,699	15.7
Optical and Other Products	1,498	9.8
Total	17,074	1.4

Note: Money amounts of less than 100 million yen are disregarded in the amounts shown.

Constitution of Sales

100 MILLIONS OF YEN

Sales by Operations

Business Systems
680
4.0%
Cameras
2,699
15.8%
Optical and Other Products
1,498
8.8%
Business Machines
12,876
75.4%
Copying Machines
4,063
23.8%
Computer Peripherals
8,131
47.6%

Sales by Region


Japan
3,298
19.3%
Americas
6,340
37.1%
Others
2,098
12.3%
Europe
5,337
31.3%

Business Machines Operations

Copying Machines

In the copying machine market, the sales performance of monochrome digital copying machines was favorable and their market expanded considerably. We released a succession of new products--such as the digital multifunctional "iR3300" model that incorporates the latest ecology-conscious technology and both conserves the planet's resources and reduces environmental load as well as the "iR105" and "iR1600/2000" models, and perfected our lineup of powerful monochrome digital copying machines that produce from 16 to 105 copies per minute, including the flagship "iR5000" model, thereby increasing sales. On this occasion, we changed the brand name in Japan from "MEDIO" to "imageRUNNER" and made efforts to further develop the brand image by using a consistent brand name worldwide. As for color copying machines, on the other hand, we steadily increased the sales volume of the high-speed "CLC5000" aimed at the production market. In the increasingly competitive graphics market, we endeavored to expand sales of the "CLC1150" and other models in the "CLC1000 Series."

As a result, sales in this category posted a 1.3% increase versus the previous term.

Change in sales
100 MILLIONS OF YEN


97th
4,182
98th
3,787
99th
3,847
100th
4,010
101st
4,063
0
1,000
2,000
3,000
4,000

Computer Peripherals

The market for computer peripherals continued to face a harsh environment due to the impact of such factors as a sluggish demand for personal computers. As for laser beam printers, Canon released the monochrome "LBP-1110 Premium" and the "LBP-2050" as an entry-level color model in an effort to enhance the product lineup and to expand sales. Moreover, regarding BubbleJet printers, we changed their brand name in Japan from "Wonder BJ" to "PIXUS" with the intent of pioneering a new age in the digital photo market, we released new high-speed models that offer high image quality, such as the flagship "BJ F900" model that prints images with photorealistic quality at overwhelmingly high speeds, the "BJ F890PD" that can produce photographic prints directly from a digital camera, and the "BJ S500/S700" models which are equipped with the Precision Color Distribution System. Sales were restrained, however, by intensified price competition. In the market for image input devices, on the other hand, our scanners faced severe competition from rival brands but posted positive growth that centered on such models as the "CanoScan D1250U2F" and "CanoScan N1240U."

As a result, sales in this category posted a 3.3% decrease versus the previous term.


Change in sales

100 MILLIONS OF YEN


97th
98th
99th
100th
101st
7,289
8,167
7,465
8,410
8,131
0
2,000
4,000
6,000
8,000

Business Systems

Amidst an overall decline in demand within the facsimile market, we released the flatbed multifunctional "MultiPASS C50/C70" machines both in Japan and abroad, released the new L-mode compatible "CF-VL2W" model in the "FaxPhone Series" in Japan, and then strove to increase their sales. Because all products in this category faced even fiercer sales competition, however, price cuts resulted in a decrease in sales.

Consequently, sales in this category posted a 5.8% decrease versus the previous term.

Change in sales

100 MILLIONS OF YEN


97th
98th
99th
100th
101st
1,011
1,013
818
722
680
0
200
400
600
800
1,000

Cameras Operations

Among the camera markets, the market for digital cameras was supported by a lively demand and thus rapidly expanded both in Japan and abroad. Canon actively released a total of eight new digital camera products, consisting of six "PowerShot Series" models ranging from affordable to high-end models and two ultra-compact "IXY DIGITAL Series" models, and greatly increased the sales of digital cameras. Among these models, the "Direct Print System"— consisting of the compact and lightweight "PowerShot S40" or "PowerShot S30" which is directly connected to the "Card Photo Printer CP-10" or a BubbleJet printer— especially enjoyed popularity in the market because the combined system offers enjoyment of ultrahigh-quality prints. In December, we released the digital single-lens reflex camera "EOS-1D" for professional use that enables high-speed continuous shooting at eight frames per second and added ultra-compact telephoto lenses equipped with newly-developed diffractive optic element to our "EF Lens Series" lineup which boasts an aggregate sales volume of over 20 million units. The combination of the "EOS-1D" and the new EF lenses exerted a strong impact on the market as the top-performance digital product. On the other hand, in the market for silver-halide cameras in which demand continued to fall steeply, we released new products such as the "IXY230" and "AutoBoy Luna 105S" and made efforts to promote their sales, but sales decreased versus the previous term. Moreover, sales in the market for digital video cameras posted steady growth, with favorable acclaim enjoyed by the high-end "XL-1S," ultra-compact "IXY DV2," and the "Torebian Series" which offers easy operation backed by good image quality and advanced technology. Sales of liquid crystal projectors also exhibited a steady increase in sales.

As a result of these activities, sales in this category posted a 15.7% increase versus the previous term.

Change in sales
100 MILLIONS OF YEN



97th
1,781
98th
1,876
99th
1,909
100th
2,333
101st
2,699
0
500
1,000
1,500
2,000
2,500

Optical and Other Products Operations

In markets related to semiconductor production equipment, investments by semiconductor manufacturers in plants and equipment remained substantially restrained because of the slump in the semiconductor market. In such circumstances which greatly inhibited the placement of new orders for semiconductor production equipment, Canon worked to minimize the impact of declining market demand with the support of backorders from the previous term, sales of the new "FPA-5000AS2" scanning stepper and the "FPA-5000ES3" which enjoyed high acclaim and acquired new customers, and so forth, thereby achieving record-high sales. As for broadcasting equipment, we released new products such as the "HJ40x10B IASD-V" high-definition portable lens, exports to other Asian economies shifted to favorably, and sales grew steadily. Moreover, in the market for medical equipment, we endeavored to increase the sales of ophthalmic instruments, including such products as the "Full Auto Ref-Keratometer RK-F1."

As a result of these efforts, sales in this category posted a 9.8% increase versus the previous term.


Change in sales
100 MILLIONS OF YEN


97th
1,086
98th
823
99th
782
100th
1,364
101st
1,498
0
500
1,000
1,500
2,000

■ Facilities Investment

The investment in facilities during this term totaled 108.6 billion yen.
The main facilities are as follows.

Main Facilities completed during this Term

・Utsunomiya Optical Products Center:
Additional Factory/Manufacturing Facility for Optical Products
(Optical Products Operations)

Date of Completion: July 2001
Location: Utsunomiya-shi, Tochigi Pref.
Total Floor Area: Approximately 10,800m^2

・Fukushima-Plant: New Factory for Computer Peripherals
(Business Machines Operations)

Date of Completion: August 2001
Location: Fukushima-shi, Fukushima Pref.
Total Floor Area: Approximately 12,800m^2

Main Facilities under construction for establishment/expansion as of the end of this Term

・Head Office: New Headquarters Building (Tentative Name)
(Headquarters Operations)

Location: Ohta-ku, Tokyo

・Oita Canon Materials Inc.: Computer Peripherals Manufacturing Facility
(Business Machines Operations)
(To be leased to above company)

Location: Kitsuki-shi, Oita Pref.

(2) Management Perspectives

Regarding the business environment that Canon will be facing, although severe circumstances are expected to continue, Canon has positioned 2002 as the year to lay down the groundwork for attaining the objectives of Phase II of the "Excellent Global Corporation Plan (2001-2005)" and will thus proceed to implement diverse measures. First of all, we will advance operational reforms extensively from development and production divisions to the headquarter management divisions, and strive to raise productivity and eliminate wastefulness. Moreover, we will continue developing and strengthening common core technologies that support product development and enable us to stay ahead of our rivals in releasing progressive products of higher added value into the market. We will also direct even greater energy toward developing key components and key parts of high added value as well as factory automation equipment that achieve high efficiency and low running costs.

Regarding sales, we will work to strengthen distribution channels, extend support for the rationalization and reinforcement of sales organizations in response to market needs, and strengthen sales functions in order to expand our solutions business.

Furthermore, we will work in close collaboration with member companies of the Canon group toward the diversification of business operations by, for example, reorganizing the regional headquarters in Europe to accommodate the Euro currency standard, building and enhancing development structures for the regional headquarters in the U.S. and Europe, and strengthening the Canon group in Japan by assisting member companies to take the initiative in starting up their independent business operations.

In addition, since the demand for ecology-conscious products will keep increasing in the years to come, we intend to continue conducting design that incorporates environmental considerations and promoting the recycling and reuse of products.

(3) Business Results and Status of Assets

	97th Business Term (Jan. 1, 1997- Dec. 31, 1997)	98th Business Term (Jan. 1, 1998- Dec. 31, 1998)	99th Business Term (Jan. 1, 1999- Dec. 31, 1999)	100th Business Term (Jan. 1, 2000- Dec. 31, 2000)	101st Business Term (Jan. 1, 2001- Dec. 31, 2001)
Sales (100 millions of yen)	15,352	15,667	14,823	16,842	17,074
Ordinary Profit (100 millions of yen)	1,468	1,500	1,135	1,559	2,111
Net Income (100 millions of yen)	861	819	591	884	391
Net Income Per Share (yen)	99.90	94.29	67.92	101.32	44.71
Total Assets (100 millions of yen)	13,706	13,942	13,932	15,812	16,580
Net Assets (Total Shareholders' Equity) (100 millions of yen)	8,717	9,431	9,891	10,956	11,184

Note: Net income per share is calculated based on the weighted average number of outstanding shares during the term. However, from this term, the Company's stock held by the Company itself is excluded upon calculation.

97th Term

During this term, the U.S. economy sustained favorable growth and European economies showed an overall tone of gradual recovery. Asian economies entered a phase of economic slowdown, particularly during the latter half of the year, and Japan's economy showed even stronger signs of a stagnation. Under such circumstances, based on the "Global Excellent Corporation Plan" which was in its second year, Canon pursued the development of products with high added value and also initiated various policies aimed at globalization, such as the reorganization of R&D, production, and sales structures, the rearrangement of operational hubs, and so on. As a result of these activities, our total sales increased 10.0%, ordinary profit increased 17.2%, and net income increased 46.0% versus the previous term.

98th Term

During this term, the U.S. economy upheld steady growth and European economies showed an economic slowdown. On the other hand, amidst the economic slowdown of Japan and other Asian economies, the steep appreciation of the yen rate from October onward also cast a dark cloud over the export environment. Under such circumstances, based on the "Global Excellent Corporation Plan" which was in its third year, Canon focused its efforts on strengthening and expanding its development, production, and sales structures, advanced the digitalization and color processing of its products, and cultivated new businesses such as multimedia-related products. As a result of these activities, our total sales increased 2.1% and ordinary profit increased 2.2%, but net income decreased 4.9% versus the previous term.

99th Term

During this term, the U.S. economy sustained favorable performance and the European economies shifted to a basic tone of expansion. Asian economies excluding Japan exhibited a basic tone of recovery, whereas Japan's economy demonstrated a trend toward gradual improvement. Within this business environment, based on the "Global Excellent Corporation Plan" which entered its fourth year, Canon promoted globalization and diversification and also focused efforts on implementing various policies such as the release of new products, enhancement of the corporate disposition by management reform activities, and the reinforcement of group management. As a result of these activities, although the number of units sold increased, due to the drop in product prices in addition to considerable appreciation of the yen in the foreign exchange market, our total sales fell 5.4%, ordinary profit fell 24.4%, and net income fell 27.8% versus the previous term.

100th Term

During this term, the U.S. economy posted high growth and the European economies shifted to an overall pace of steady growth. Asian economies excluding Japan also sustained favorable growth, while Japan's economy shifted to a basic tone of gradual recovery. Within this business environment, Canon released various new products by advancing the digitalization and networking capability of its products. Moreover, Canon established consolidated management structures and finished implementing the major measures of Phase I of the "Excellent Global Corporation Plan" (1996-2000), which included further transforming member companies of the Canon group into excellent companies and conducting management reform activities. As a result of these activities, our total sales rose 13.6%, ordinary profits rose 37.4%, and net income rose 49.5% versus the previous term, reaching record-high levels for both total sales and profits.

2. Company Profile

(The following statements are the status as of December 31, 2001, if not specified otherwise.)

(1) Details of Main Activities

The Company is engaged in manufacture and sale of the following products.

Operations		Main Products
Business Machines	Copying Machines	Office Copying Machines, Personal Copying Machines, Color Copying Machines, etc.
	Computer Peripherals	Laser Beam Printers, Bubble Jet Printers, Scanners, etc.
	Business Systems	Facsimile Machines, etc.
Cameras		Single-Lens Reflex Cameras, Compact Cameras, Digital Cameras, Video Cameras, Interchangeable Lenses, etc.
Optical and Other Products		Semiconductor Production Equipment, TV Lenses for Broadcasting Stations, Ophthalmic Instruments, X-Ray Equipment, Medical Image Recording Equipment, Photovoltaic Cells, etc.

(2) Principal Business Offices and Plants

Name	Location	Operation in Charge
Head Office	Ohta-ku, Tokyo	Headquarters Operations BusinessMachines Operations Cameras Operations
Kosugi Office	Nakahara-ku, Kawasaki-shi, Kanagawa Pref.	Headquarters Operations
Canon Research Center	Atsugi-shi, Kanagawa Pref.	Headquarters Operations
Hiratsuka Development Center	Hiratsuka-shi, Kanagawa Pref.	Headquarters Operations
Ayase Office	Ayase-shi, Kanagawa Pref.	Headquarters Operations
Ecology Research & Developement Center	Kizu-cho, Souraku-gun, Kyoto	Headquarters Operations
Meguro Office	Meguro-ku, Tokyo	Headquarters Operations Business Machines Operations
Ami Plant	Ami-cho, Inashiki-gun, Ibaraki Pref.	Headquarters Operations Business Machines Operations Optical Products Operations
Optics R&D Center	Utsunomiya-shi, Tochigi Pref.	Headquarters Operations Camera Operations Optical Products Operations
Fuji-Susono Research Park	Susono-shi, Shizuoka Pref.	Business Machines Operations
Tamagawa Plant	Takatsu-ku, Kawasaki-shi, Kanagawa Pref.	Business Machines Operations
Toride Plant	Toride-shi, Ibaraki Pref.	Business Machines Operations
Ueno Chemical Products Plant	Ueno-shi, Mie Pref.	Business Machines Operations
Fukushima Plant	Fukushima-shi, Fukushima Pref.	Business Machines Operations
Utsunomiya Plant	Utsunomiya-shi, Tochigi Pref.	Cameras Operations
Utsunomiya Optical Products Center	Utsunomiya-shi, Tochigi Pref.	Optical Products Operations

Note: The Company plans to spin-off Ueno Chemical Products Plant as of April 1, 2002 pursuant to the corporate separation provisions of the Commercial Code.

(3) Shares and Convertible Debentures

■ Shares

Total Number of Shares Issuable 2,000,000,000 shares

Total Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of the Previous Term	Increase/Decrease during This Term	As of the end of This Term
Total Outstanding Shares (share)	875,627,023	655,309	876,282,332
Capital Stock (yen)	164,796,303,693	490,826,441	165,287,130,134
Number of Shareholders (person)	39,176	-1,483	37,693

Note: The increase of the total outstanding shares and the capital stock during this term reflects the conversion of convertible debentures into shares.

Main Shareholders (Top ten shareholders)

Name of Shareholders	Investment by the Shareholders in the Company		Investment by the Company in the Shareholders	
	Number of Shares Held (thousands of shares)	Ratio of Holdings (%)	Number of Shares Held (thousands of shares)	Ratio of Holdings (%)
The Dai-Ichi Mutual Life Insurance Co.	66,114	7.5	—	—
State Street Bank and Trust Company	45,401	5.2	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	44,321	5.1	—	—
The Mitsubishi Trust and Banking Corporation (Trust Account)	29,575	3.4	—	—
The Chase Manhattan Bank, N.A. London	29,334	3.3	—	—
The Fuji Bank, Ltd.	28,150	3.2	—	—
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	25,298	2.9	—	—
Moxley & Co.	22,265	2.5	—	—
Boston Safe Deposit BSDT Treaty Clients Omnibus	21,301	2.4	—	—
The Toyo Trust and Banking Co., Ltd. (Trust Account A)	20,004	2.3	—	—

Note: With respect to The Fuji Bank, Ltd., in addition to the above, there are 2,200 (thousands) shares of the Company's stock, in the form of trust property relating to retirement allowance trust.

Ratio of Holdings by Shareholders

Banking Companies	Foreign Companies, etc.	Individual and Others	Other Domestic Companies	Securities Underwriting Companies
44.0%	45.9%	6.0%	3.6%	0.5%

Convertible Debentures

Issues	Total Amount	Balance of Convertible Debentures	Ratio of Conversion
The third series of Unsecured Convertible Debentures Due 2008	40,000 million yen	9,948 million yen	75.1%
The fourth series of Unsecured Convertible Debentures Due 2005	30,000 million yen	5,172 million yen	82.7%
The fifth series of Unsecured Convertible Debentures Due 2002	30,000 million yen	3,825 million yen	87.2%

(4) Acquisition, disposition and ownership of the Company's own shares

(i) Acquired shares

Acquisition by purchase of less-than-one-unit [tani] shares
Common stock 230,740 shares,
Total amount of acquisition price 1,059,026 thousand yen

Acquisition by purchase of less-than-one-unit [tangen] shares
Common stock 66,468 shares,
Total amount of acquisition price 265,142 thousand yen

(ii) Disposed shares

Common stock 232,000 shares,
Total amount of disposition price 1,057,641 thousand yen

(iii) Shares held as of the end of the business term

Common stock 69,889 shares

(5) Employees

Number of Employees (persons)	19,580
Increase/Decrease against the Previous Term (persons)	+217
Average Age	39.0
Average years of Service	16.1

Note: 1. Number of employees represents the total number of employees (excluding those who do not work full-time).
2. In addition to the employees listed above, 1,772 persons have been dispatched to affiliated companies, etc.

(6) Consolidated Status

■ Principal Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company	Main Activities
Canon Sales Co., Inc.	73,303 millions of yen	50.7%	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 millions of yen	61.7%	Manufacture and sale of information related equipments and precision machinery units for cameras
Canon Aptex Inc.	3,451 millions of yen	63.5%	Manufacture and sale of peripheral devices and machinery units for business machines
Canon System & Support Co., Inc.	4,561 millions of yen	54.2%	Domestic sale of business machines, etc.
Copyer Co., Ltd.	5,030 millions of yen	51.1%	Manufacture and sale of copying machines and consumables
Canon N.T.C. Inc.	7,760 millions of yen	54.8%	Sale of business machines and manufacture and sale of printers, etc.
Canon Components, Inc.	1,710 millions of yen	63.8%	Manufacture and sale of contact sensor, ink cartridges for printers and printed circuit boards, etc.
Canon Software Inc.	1,348 millions of yen	59.0%	Development and sale of computer software
NISCA Corporation	2,102 millions of yen	51.2%	Manufacture and sale of office automation equipment and optical measurement equipment, etc.
Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0%	Sale of business machines, cameras, etc. in North and Latin America
Canon Europa N.V.	290,599 thousands of Euro	100.0%	Sale of business machines, cameras, etc. in Europe

Note: 1. The ratio of voting rights in Canon Sales Co., Inc. held by the Company includes 0.01% based on the shares held by a subsidiary.

2. The ratios of voting rights in Canon System & Support Co., Inc., Canon N.T.C. Inc. and NISCA Corporation held by the Company are based on the shares held by subsidiaries.

3. Canon N.T.C. Inc. has changed its trade name from its former name Nippon Typewriter Co., Ltd. as of May 1, 2001.

4. The ratio of voting rights in Canon Software Inc. held by the Company includes 39.6% based on the shares held by a subsidiary.

Consolidated Progress

There is no important matter that needs to be mentioned, regarding material changes in subsidiaries and other events, which materially affect the consolidated relationship during this term.

Consolidated Financial Summary

The number of consolidated subsidiaries of this term was 203, and the number of companies accounted for on equity basis was 21.
The consolidated financial summary of this term is as follows:

	This Term Jan. 1, 2001-Dec. 31, 2001	Previous Term (Reference) Jan. 1, 2000-Dec. 31, 2000
Net sales (100 millions of yen)	29,075	26,964
Income before income taxes (100 millions of yen)	2,815	2,271
Net income (100 millions of yen)	1,675	1,340
Net income per share (yen)	191.29	153.66
Total assets (100 millions of yen)	28,447	28,321
Net assets (Stockholders' equity) (100 millions of yen)	14,584	12,989

Note 1. The Company prepares consolidated financial statements which conform with United States generally accepted accounting principles.
2. Net income per share is calculated based on the weighted average number of outstanding shares during each term.
3. The Company adopted Statement of Financial Accounting Standards No.133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," and Statement of Financial Accounting Standards No.138 (SFAS 138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133," as of January 1, 2001.
4. The Company adopted the Emerging Issues Task Force Issue 00-14 (EITF 00-14), "Accounting for Certain Sales Incentives," and the Emerging Issues Task Force Issue 00-22 (EITF 00-22), "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future," from the fiscal year beginning January 1, 2001. The Company has applied these standards retroactively to the consolidated financial statements for the prior year.

(7) Principal Lenders

Lender	Outstanding Loan (100 millions of yen)	Number of Shares of the Company held by Lender (thousands of shares)	Ratio of Holdings (%)
The Fuji Bank, Ltd.	29	28,150	3.2

(8) Directors and Corporate Auditors

Position	Name	Business in Charge or Main Occupation
President & C.E.O	Fujio Mitarai	
Senior Managing Director	Ichiro Endo	Group Executive of Technology Management Headquarters
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Managing Director	Takashi Saito	Group Executive of Internet Business Promotion Headquarters
Managing Director	Yusuke Emura	Group Executive of Production Management Headquarters
Managing Director	Kinya Uchida	President of Canon U.S.A., Inc.
Managing Director	Akira Tajima	Chief Executive of Optical Products Operations
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Tsuneji Uchida	Chief Executive of Image Communication Products Operations
Managing Director	Junji Ichikawa	Chief Executive of Peripheral Products Operations
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Director	Toru Takahashi	Executive Vice President of Canon U.S.A., Inc.
Director	Muneo Adachi	Group Executive of New Business Headquarters
Director	Teruomi Takahashi	Chief Executive of i Printer Products Operations
Director	Hironori Yamamoto	Group Executive of Core Technology Development Headquarters; Group Executive of Display Developments Headquarters
Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters; Group Executive of Information & Communication Systems Headquarters
Director	Kunio Watanabe	Group Executive of Corporate Strategy & Development Headquarters
Director	Ikuo Soma	Chief Executive of Office Imaging Products Operations
Director	Yoroku Adachi*	Chairman of Canon Singapore Pte. Ltd.
Director	Yasuo Mitsuhashi*	Chief Executive of Chemical Products Operations
Corporate Auditor	Kohtaro Miyagi*	
Corporate Auditor	Masaharu Aono*	
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa	

Note: 1. Directors and Corporate Auditors marked with * have been elected at the Oridinary General Meeting of Shareholders for the 100th business term held on March 29, 2001, and assumed their offices.
2. Directors Takashi Kitamura, Haruo Murase and Kohtaro Miyagi and Corporate Auditors Shuichi Ishizuki and Takenori Matsuoka have retired as of the end of the Oridinary General Meeting of Shareholders for the 100th business term held on March 29, 2001 due to the expiration of their terms of office.
3. Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

(9) Accounting Auditor

Shin Nihon & Co.

Hibiya Kokusai Bldg., 2-3 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

Note: As of July 1, 2001, Shin Nihon & Co. has changed its name from Century Ota Showa & Co.

3. Important Events Occurred after this Business Term in respect to the Company's Situation.

There is nothing to be mentioned specifically.

Note: The figures for amount and stock stated in this Business Report are those omitting the figures less than the unit, provided that in respect to the net income per share, the figures are those rounded off to the second decimal places.

Balance Sheets As of December 31, 2001 and December 31, 2000

ASSETS

Millions of yen

	2001	2000
Current Assets		
Cash on hand and in banks	121,061	109,974
Notes receivable trade	281,732	267,543
Accounts receivable trade	104,208	123,058
Marketable securities	103	4,283
Finished goods	86,042	88,413
Work in process	81,505	87,475
Materials and supplies	3,964	3,652
Deferred income taxes	19,148	18,976
Short-term loans receivable	28,546	11,599
Other current assets	73,125	92,515
Allowance for doubtful accounts	(9,803)	(11,755)
Total Current Assets	789,635	795,737
Fixed Assets		
Tangible Fixed Assets		
Buildings and structures	186,403	183,264
Machinery	77,326	67,102
Vehicles	242	228
Tools, instruments and fixtures	44,175	47,416
Land	68,504	68,410
Construction in progress	43,716	28,533
Total Tangible Fixed Assets	420,368	394,955
Intangible Fixed Assets		
Patents and trademarks	115	75
Utility rights	532	566
Software	38,458	47,523
Total Intangible Fixed Assets	39,105	48,165
Investments and Other Non-current Assets		
Investments in securities	32,749	44,770
Investments in subsidiaries	274,517	242,959
Long-term loans receivable	729	20,902
Long-term loans to employees	133	3,673
Long-term prepaid expenses	10,476	12,133
Deferred income taxes	82,384	10,420
Deposits	3,508	3,682
Other non-current assets	4,477	3,983
Allowance for doubtful accounts	(20)	(128)
Total Investments and Other Non-current Assets	408,956	342,398
Total Fixed Assets	868,431	785,519
TOTAL ASSETS	1,658,066	1,581,257

Notes of Balance Sheets

1. The aggregate amounts of current receivables, non-current receivables, and current payables, from/to subsidiaries at December 31, 2001 amounted to ¥436,814 million, ¥400 million, ¥110,531 million, respectively.
2. Accumulated depreciation of tangible fixed assets at December 31, 2001 amounted to ¥558,938 million.
3. Major assets and liabilities denominated in foreign currencies at December 31, 2001 are summarized as follows :
   - Notes receivable trade: ¥273,224 million .
     (Major foreign currencies are U.S.$1,264,179 thousand, Euro 783,510 thousand.)
   - Investments in subsidiaries: ¥151,789 million.
     (Major foreign currencies are U.S.$390,472 thousand, Euro 444,158 thousand.)

LIABILITIES AND STOCKHOLDERS' EQUITY

Millions of yen	2001	2000
LIABILITIES		
Current Liabilities		
Notes payable trade	39,531	49,177
Accounts payable trade	203,394	288,310
Short-term loans	6,306	9,046
Current portion of bonds	20,000	20,000
Other accounts payable	8,336	3,416
Accrued expenses	20,776	28,904
Accrued income taxes	50,397	36,749
Deposits received	5,882	6,766
Allowance for bonus	4,562	-
Other Current Liabilities	13,716	401
Total Current Liabilities	372,904	442,773
Non-current Liabilities		
Bonds	-	20,000
Convertible bonds	18,945	19,926
Long-term debt	5	2,877
Accrued pension and severance cost	147,768	-
Total Non-current Liabilities	166,718	42,803
TOTAL LIABILITIES	539,622	485,576
STOCKHOLDERS' EQUITY		
Common Stock	165,287	164,796
Legal Reserve		
Additional paid-in capital	296,370	295,880
Legal earned reserve	22,114	20,086
Total Legal Reserve	318,484	315,966
Retained Earnings		
Reserve for special depreciation	2,908	1,783
Reserve for deferral of capital gain on property	18	-
General reserve	589,528	501,828
Unappropriated retained earnings	39,329	111,306
(Net income for the term	39,163	88,414)
Total Retained Earnings	631,784	614,918
Net unrealized gains	3,163	-
Treasury Stock	(276)	-
TOTAL STOCKHOLDERS' EQUITY	1,118,443	1,095,680
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,658,066	1,581,257

4. Contingent liabilities at December 31, 2001 are summarized as follows:
   - -Guarantees: ¥73,201 million
   - -Letter of awareness and keep-well agreements etc.: ¥499 million
   - -Export bills discounted (without L/C): ¥82,360 million
5. Net income per share for the term ended December 31, 2001, based on the average number of shares issued at the end of each month (except for treasury stock), amounted to ¥44.71.
6. The amount not allowed for dividend by Commercial Law in retained earnings and unrealized gain: ¥3,025 million

Statements of Income And Retained Earnings

Years ended December 31, 2001 and 2000

	2001	2000
	Millions of yen	
OPERATING PROFIT AND LOSS		
Operating Revenue	1,707,459	1,684,209
Net Sales	1,707,459	1,684,209
Operating Expenses	1,514,069	1,505,447
Cost of sales	1,129,305	1,152,990
Selling, general and administrative expenses	384,763	352,456
OPERATING PROFIT	193,389	178,762
OTHER INCOME AND EXPENSES		
Other Income	54,235	39,068
Interest	651	679
Dividends	14,465	8,727
Rent received	6,708	6,685
Patent income	24,231	15,798
Miscellaneous income	8,177	7,177
Other Expenses	36,497	61,883
Interest and discount charges	741	648
Discount charge for export bills	3,264	8,452
Depreciation of rented assets	5,986	5,641
Loss on disposal and devaluation of inventories	10,052	13,970
Exchange Loss	11,004	18,598
Miscellaneous expenses	5,448	14,571
ORDINARY PROFIT	211,127	155,947
NON-ORDINARY INCOME AND LOSS		
Non-ordinary Income	18,250	103
Gain on sales of fixed assets	27	103
Gain on setting of trust for pension plan	18,223	-
Non-ordinary Loss	181,368	14,764
Loss on sales and disposal of fixed assets	5,748	7,978
Amortization of unrecognized net pension obligation at January 1, 2001	175,620	-
Loss on sales of investments in securities	-	3,562
Loss on not-executed warrants right	-	138
Loss on liquidation of subsidiaries	-	3,085
INCOME BEFORE INCOME TAXES	48,009	141,286
INCOME TAXES; CURRENT	83,273	60,894
; DEFERRED	(74,427)	(8,022)
NET INCOME	39,163	88,414
Unappropriated profit brought forward from the previous term	10,284	8,380
Prior years tax effect adjustments	-	21,374
Reversal of reserve for special depreciation due to deferred income taxes	-	1,291
Interim dividends	9,198	7,412
Transfer to legal earned reserve	919	741
UNAPPROPRIATED RETAINED EARNINGS	39,329	111,306

Note to Statements of Income and Retained Earnings:

Transaction with subsidiaries (Year ended December 31, 2001):

Sales:	¥1,666,642 million
Purchase:	¥930,766 million
Other transaction:	¥30,750 million

Significant Accounting Policies

1. Valuation of Securities
   (1) Securities of affiliates — stated at cost based on the moving average method.
   (2) Other securities
   Securities with quotation — stated at fair value (unrealized holdings gains and losses are reported in stockholders equity, when sold, the cost is based on the moving average method.)
   Securities without quotation—stated at cost based on the moving average method.

2. Valuation of Inventories
   (1) Finished goods, work in process — valued at cost based on the periodic average method.
   (2) Materials and supplies —valued at cost based on the moving average method.

3. Depreciation Method for Fixed Assets
   (1) Tangible fixed assets — calculated by declining-balance method. according to the Corporation Tax Law, except for buildings acquired after April 1, 1998, depreciation is calculated by straight-line method.
   (2) Intangible fixed assets — calculated by straight-line method according to the Corporation Tax Law, except for software to be sold by straight-line method over the estimated economic life of the product and internal-use software by straight-line method over the estimated useful life.

4. Deferred Charges — The items which can be deferred under the Commercial Law are charged to operations as incurred.

5. Standard for Allowance
   (1) Allowance for doubtful accounts — provided as a general provision for uncollectible receivables.
   (2) Allowance for bonus — provided as a general provision for bonus payable to employees for the current term.
   (3) Accrued pension and severance cost — provided as a general provision for employee retirement and severance benefit based on projected benefit obligation and expected plan assets. As to unrecognized net pension obligation at January 1. 2001, the total amount of the loss, except the amount of the setting of trust, is amortized. Prior service cost and unrecognized loss is to be amornized by straight-line method with average remaining service periods.

6. Hedge Accounting
   (1) Hedge accounting — deferral hedge accounting (except for interest rate swap) has been applied. The amount of interest rate swap is recognized as

a component of interest income or expense of such related underlying assets or liabilities.

(2) Hedging instrument and hedged asset/liabilities
Hedging instrument — derivative transaction (foreign exchange contract and interest rate swap)
Hedged asset/liabilities — accounts receivables denominated in foreign currency for forecasted transaction and interest rate for bonds.

(3) Hedge policy — derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk and interest rate swap to manage interest rate risk. Canon does not hold derivative financial instrument for trading purpose.

(4) Assessment of hedge effectiveness — Foreign exchange contract due to the same quantity of the same underlying at same time, is fully effective. As the notional amount of the interest rate swap matches the principal amount of interest-bearing asset or liabilities and the expiration date of the swap also matches the maturity date of interest-bearing asset or liabilities, interest rate swap is fully effective.

7. Consumption Taxes — excluded from the statements of income and are accumulated in other receivables or other payables.

(Accounting for pension)
As from current term, accounting for pension has been applied. In result, periodic pension cost is ¥23,406 million. As to unrecognized net pension obligation at January 1. 2001, ¥175,620 million, the total amount of the loss, except the amount of the setting of trust (¥38,954 million), is booked as the non-ordinary loss. And gain on setting of trust for pension plan, ¥18,223 million is booked as non-ordinary income. This change resulted in ordinary profit being ¥9,125 million, in income before taxes being ¥166,522 million less in 2001, than it would have been.

(Accounting for financial instrument)
As from current term, accounting for financial instrument has been applied. Canon changes valuation of securities, standard for allowance for doubtful accounts, accounting for derivative instrument, etc. resulted in ordinary profit and income before income taxes being ¥4,182 million more in 2001, than it would have been. Canon examined the purpose of holding securities at beginning of year, and marketable securities were reclassified into investment in securities. This changes resulted in marketable securities being ¥4,265 million less, in investment in securities being same amount more.

(Accounting for foreign currency transaction etc.)
As from current term, revised standard for foreign currency transaction, etc. has been applied. This change doesn't have a material effect on profit.

Proposal of Profit Appropriation

	2001	2000
Unappropriated retained earnings	¥39,329,526,491	¥111,306,495,342
Reversal of reserve for special depriciation	567,587,098	446,773,379
Reversal of reserve for deferral of capital gain on property	5,164,320	-
Total	39,902,277,909	111,753,268,721

The above amount shall be appropriated as follows:

	2001	2000
Transfer to legal earned reserve	-	¥1,108,000,000
Cash dividends	12,705,080,424	10,945,279,275
	(¥14.50 per share)	(¥12.50 per share)
Directors' bonuses	130,600,000	125,000,000
Reserve for special depreciation	1,412,486,718	1,571,651,386
Reserve for deferral of capital gain on property	-	18,444,000
Transfer to general reserve	14,500,000,000	87,700,000,000
Total	28,748,167,142	101,468,374,661
Unappropriated profit carried forward to the next term	¥11,154,110,767	¥10,284,894,060

Note to Proposal of Profit Appropriation:

Interim dividends of ¥9,198,803,492 (¥10.50 per share) was paid on August 28, 2001.

Audit Report of Accounting Auditors
(Certified Copy)

Audit Report

January 29, 2002

Mr. Fujio Mitarai
President and C.E.O.
Canon Inc.

Shin Nihon & Co.

Toshio Matsumura
Certified Public Accountant
Representative Partner
Partner in Charge

Michio Shibuya
Certified Public Accountant
Representative Partner
Partner in Charge

Eiichi Wada
Certified Public Accountant
Representative Partner
Partner in Charge

We have examined the balance sheet, the statements of income and retained earnings, the business report (limited to matters concerning accounting), the proposal of profit appropriation, and the accompanying detailed statements (limited to matters concerning accounting) of Canon Inc. for the 101st business term from January 1, 2001 to December 31, 2001, for the purpose of reporting under the provisions of Article 2 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation. With respect to the aforementioned business report and the accompanying detailed statements, our examination was limited to those matters based on the accounting records of the company.

Our examination was made in accordance with generally accepted auditing standards and we conducted the auditing procedures normally considered necessary. Such examination includes the examination of the subsidiary corporations which we considered to be necessary.

As a result of the audit, our opinion is as follows.

(1) the balance sheet and the statements of income and retained earnings present fairly the status of assets and earnings of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company,

(2) the business report, as far as the accounting data included in such report are concerned, presents fairly the status of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company,

(3) the proposal of profit appropriation has been prepared in conformity with laws, regulations and the Articles of Incorporation of the Company, and

(4) with respect to the accompanying detailed statements, as far as the accounting data included in such accompanying detailed statements are concerned, there are none to be pointed out under the provisions of the Commercial Code.

Our Audit Corporation or Partners in Charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Audit Report of Board of Corporate Auditors
(Certified Copy)

Audit Report

The Board of Corporate Auditors, has received reports from each Corporate Auditor on the auditing methods and the auditing results regarding the performance by the Directors of their duties during the 101st business term from January 1, 2001 to December 31, 2001, and has prepared this Audit Report upon deliberation, and hereby report as follows:

1. Outline of Corporate Auditors' Auditing Methods

In accordance with the auditing policies, share of assignment, etc. stipulated by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings; received reports related to business operations from directors, etc.; inspected important decision documents, etc.; investigated the activities and assets of the headquarters and of other principal places of business; and also demanded the subsidiaries, as the occasion demands, to render reports on their business operations. In addition, we also received reports and explanations from accounting auditors and examined the accounting documents and accompanying detailed statements.

Regarding competitive transactions by Directors, transactions between directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company's own shares, we made detailed investigations of the pertinent transactions and demanded reports from the Directors, etc., as the occasion demands, in addition to methods of audit mentioned above.

2. Results of Audit

(1) The methods and results of the audit made by the accounting auditors, Shin Nihon & Co., an incorporated auditing firm, are found to be proper.

(2) The business report is found to accurately present the status of the Company in conformity with the laws, regulations and Articles of Incorporation.

(3) The proposition of profit appropriation is found to have nothing to be pointed out in light of the status of corporate assets and other circumstances.

(4) The accompanying detailed statements are found to accurately present the matters to be stated therein and to have nothing to be pointed out.

(5) In connection with the performance by the Directors of their duties, including the duties relating to the subsidiaries, no dishonest act or significant fact of a violation of laws, regulations, or the Articles of Incorporation is found to exist.

Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company's own shares, we find that there is no breach of duties on the part of the Directors.

January 30, 2002

Board of Corporate Auditors, Canon Inc.

Kohtaro Miyagi	Corporate Auditor
Masaharu Aono	Corporate Auditor
Tadashi Ohe	Corporate Auditor
Tetsuo Yoshizawa	Corporate Auditor

Note: Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

(The above are the materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 101st business term.)

(For reference)

CONSOLIDATED RESULTS

Canon's consolidated financial statements conform with accounting principles generally accepted in the United States of America.

Consolidated Balance Sheets

ASSETS

	As of Dec. 31, 2001	As of Dec. 31, 2000
		Millions of yen
Current Assets:		
Cash and cash equivalents	506,234	493,962
Marketable securities	4,772	10,943
Trade receivables, less allowance	456,635	479,790
Inventories	448,300	490,693
Prepaid expenses and other current assets	214,353	196,011
Total current assets	1,630,294	1,671,399
Noncurrent receivables and restricted funds	21,125	27,626
Investments	66,168	119,195
Net property, plant and equipment	821,125	771,594
Other assets	306,044	242,311
Total assets	2,844,756	2,832,125

LIABILITIES AND STOCKHOLDERS' EQUITY

	As of Dec. 31, 2001	As of Dec. 31, 2000
		Millions of yen
Current liabilities:		
Short-term loans	200,104	248,688
Trade payables	354,446	444,633
Income taxes	65,324	53,865
Accrued expenses	157,335	164,484
Other current liabilities	76,974	63,120
Total current liabilities	854,183	974,790
Long-term debt, excluding current installments	95,526	142,925
Accrued pension and severance cost	237,537	194,445
Other noncurrent liabilities	17,645	22,838
Total liabilities	1,204,891	1,334,998
Minority interests	181,389	198,213
Stockholders' equity:		
Common stock	165,287	164,796
Additional paid-in capital	392,456	391,939
Retained earnings	1,036,178	888,761
Accumulated other comprehensive income (loss)	(135,168)	(146,582)
Treasury stock	(277)	-
Total stockholders' equity	1,458,476	1,298,914
Total liabilities and stockholders' equity	2,844,756	2,832,125

	As of Dec. 31, 2001	As of Dec. 31, 2000
		Millions of yen
Allowance for doubtful receivables	18,579	17,862
Accumulated depreciation	1,025,107	989,852
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustments	(52,660)	(104,149)
Net unrealized gains on securities	564	14,167
Minimum pension liability adjustments	(80,649)	(56,600)
Net losses on derivative financial instruments	(2,423)	-

Consolidated Statements of Income

	Millions of yen	
	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
Net sales	2,907,573	2,696,420
Cost of sales	1,626,959	1,577,461
Gross profit	1,280,614	1,118,959
Selling, general and administrative expenses	998,775	884,828
Operating profit	281,839	234,131
Other income (deductions):		
Interest and dividend income	9,571	11,428
Interest expense	(10,712)	(15,018)
Other, net	868	(3,345)
	(273)	(6,935)
Income before income taxes	281,566	227,196
Income taxes	115,154	87,197
Income before minority interests	166,412	139,999
Minority interests	2,543	5,911
Income before cumulative effect of accounting change	163,869	134,088
Cumulative effect of accounting change	3,692	-
Net income	167,561	134,088

Note: 1. Canon's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains on securities, change in minimum pension liability adjustments and change in net losses on derivative financial instruments. Comprehensive income for the years ended December 31, 2001 and 2000 were ¥178,975 million and ¥95,813 million, respectively.

2. In 2001 loss on disposal of property, plant and equipment is accounted for in "Selling, general and administrative expenses," and the statement of income for the previous year is restated to maintain comparability.

Constitution of Sales

100 MILLIONS OF YEN

Sales by Operations



Business Systems
3,063
10.5%
Cameras
3,813
13.1%
Optical and Other Products
3,027
10.4%
Business Machines
22,234
76.5%
Copying Machines
8,918
30.7%
Computer Peripherals
10,253
35.3%

Sales by Region



Japan
8,272
28.5%
Americas
9,821
33.8%
Others
2,920
10.0%
Europe
8,061
27.7%

*Information related to consolidated results is described on page 34 and page 35 also.

INFORMATION ON SHARES

Closing of accounts:
December 31 of each year

Ordinary general meeting of shareholders:
March of each year

Record date for above:
December 31 of each year
Otherwise, if necessary, public notice will be given in advance in accordance with a resolution by the board of directors.

Certain date for interim dividends:
June 30 of each year

Transfer agent:
Mizuho Trust & Banking Co., Ltd.
5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Business handling place of the agent:
Head Office of Stock Transfer Agency Department,
Mizuho Trust & Banking Co., Ltd.

Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Telephone: 03(3642) 4004

Intermediary offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Yasuda Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Number of shares to constitute one unit of shares:
1,000 shares

Newspaper in which public notice is inserted:
The Nihon Keizai Shimbun published in Tokyo

Listed stock exchange:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

---

Mizuho Investors Securities Co., Ltd. has become an intermediary office for the transfer agent of the Company as of November 26, 2001.

Registered Head Office
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111

URL
Canon Inc. http://canon.jp/
Canon Worldwide Network http://canon.com/
Providing various information including the latest news about the Company

Sample

CARD FOR EXERCISE OF VOTING RIGHTS

Serial Number of Shareholder ________ Number of Exercisable Voting Rights ________ voting rights

To Canon Inc.

I exercise my voting rights as indicated in the right (consent/dissent shall be indicated with a ○ mark) to each proposition of the Company's Ordinary General Meeting of Shareholders for the 101st business term to be held on March 28, 2002.
In case of a continued or an adjourned session of the Meeting, I will also exercise my voting rights as mentioned above.

March __, 2002

PROPOSITIONS:

Item No. 1	CONSENT	DISSENT
Item No. 2	CONSENT	DISSENT

In case consent/dissent is not shown to the Propositions, it will be considered as a vote of consent.
Canon Inc.

(Seal)

(Please do not cut off if you intend to attend the meeting.)

Total Number of Shares Held ________ shares

-Number of Shares on the Register of Shareholders: ________ shares
-Number of Shares on the Beneficial Owners List : ________ shares

Attention

In accordance with the amendment to the Commercial Code implemented as of October 1, 2001, the number of voting rights (one voting right per 1,000 shares) is shown as the Number of Exercisable Voting Rights.

Note:

1. If you intend to attend the Meeting, please present the Card for Exercise of Voting Rights to the receptionist at the place of the Meeting as an attendance card.
2. If you do not expect to attend the Meeting, please indicate your consent/dissent and affix your seal on the Card for Exercise of Voting Rights, and return the Card to us to arrive by March 27, 2002 (preceding day of the Meeting).

Canon Inc.

Canon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....**March 04, 2002**........ By..
(Signature)*

Hiroyuki Yoshida
Manager, Finance Department
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of convocation of the ordinary general meeting of shareholders for the 101st business term